UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Shapeways Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81947T102

(CUSIP Number)

Greg Kress

Shapeways Holdings, Inc.

30-02 48th Avenue

Long Island City, NY 11101

(646) 979-9885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81947T102

1.	Name of Reporting Person Greg Kress
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,535,871 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,535,871 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,535,871 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,417,866 shares subject to options, which are fully vested and exercisable and (ii) 205,000 shares which were subject to restricted stock units which settled on December 10, 2021, less 86,995 shares withheld by the issuer to cover tax withholding obligations of Mr. Kress.[1]

(2)

Based on 48,296,484 shares outstanding as of the November 10, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 15, 2021.

[1]

The shares beneficially owned by the Reporting Person do not include up to 268,651 restricted stock units (the “Earn-Out RSUs”) in the Issuer, which may be issued pursuant to the earn-out provisions of the Merger Agreement upon the occurrence of certain triggering events provided for therein.

CUSIP No. 81947T102	13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Shapeways Holdings, Inc., a Delaware corporation (the “Issuer”) formerly known as “Galileo Acquisition Corp.” The address of the principal executive offices of the Issuer is 30-02 48th Avenue, Long Island City, New York 11101.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is filed by Greg Kress (the “Reporting Person”).

(b) The business address for the Reporting Person is:

c/o Shapeways Holdings, Inc.

30-02 48th Avenue

Long Island City, New York 11101

(646) 979-9885

(c) The Reporting Person is the Issuer’s Chief Executive Officer and a member of its board of directors.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Agreement and Plan of Merger and Reorganization by and among, the Issuer, Galileo Founders Holdings, L.P. (the “Sponsor”), Galileo Acquisitions Holdings, Inc. and Shapeways, Inc. (“Shapeways”), dated April 28, 2021 (the “Merger Agreement” and such transaction, the “Merger”). The Merger closed on September 29, 2021 (the “Closing”). Effective upon the Closing, among other things, (i) all outstanding shares of Shapeways’ preferred stock (including shares of Shapeways’ preferred stock issuable upon conversion of Shapeways’ convertible notes outstanding as of the Closing) and Shapeways’ common stock were converted into shares of the Issuer’s Common Stock, (2) options to purchase Shapeways’ common stock (whether vested or unvested, exercisable or unexercisable) issued pursuant to the Shapeways 2010 Stock Plan, as amended (the “2010 Stock Plan”), and outstanding immediately prior to the Closing were assumed and converted into (a) options to purchase the Issuer’s Common Stock under the 2010 Stock Plan and (b) restricted stock units denominated in a number of shares of Common Stock granted under the 2021 Equity Incentive Plan (the “Incentive Plan”), (3) all warrants to purchase Shapeways’ common stock and Shapeways’ preferred stock outstanding immediately prior to the Closing were exercised in full and converted into shares of Shapeways preferred stock or Shapeways common stock, as applicable, in accordance with their terms, and each such share of Shapeways preferred stock and Shapeways common stock issued upon the exercise of such warrants was converted into the Issuer’s Common Stock and (4) any Shapeways non-plan options outstanding immediately prior to Closing were cancelled without payment in accordance with the terms described in the Merger Agreement.

The above summary is qualified by reference to such description and the full text of the Agreement and Plan of Merger and Reorganization, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Effective upon the Closing, the Reporting Person received, (a) by virtue of the assumption of outstanding equity awards of Shapeways, options to purchase 2,417,866 shares of the Issuer’s Common Stock and (b) 205,000 shares which were subject to restricted stock units which settled on December 10, 2021, less 86,995 shares withheld by the issuer to cover tax withholding obligations of Mr. Kress.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

The Reporting Person serves as the Chief Executive Officer and a member of its board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 and 13 of the cover page of this Statement and Item 2 above.

Subject to the satisfaction of the share-price based performance vesting conditions set forth in the Merger Agreement during the earn-out period, which ends on September 29, 2024, the Reporting Person may earn up to 268,651 Earn-Out RSUs, which shares are excluded from the aggregate number of shares held by Reporting Person. Each Earn-Out RSU represents the right to receive one share of Common Stock of the Issuer.

(c) Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated into this Item 6 by reference.

In connection with the Merger, certain stockholders of Shapeways, including the Reporting Person entered into lock-up agreements (the “Lock-Up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition with respect to any shares of Common Stock issued to the Sponsor in the Merger for a period commencing on the Closing and ending on the earlier of (x) 180 days after the date of the Closing, and (y) the date after the Closing on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party. The foregoing description of the Lock-Up Agreement is a summary only and is qualified by reference to such description and the full text of the Lock-Up Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Effective upon the Closing, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with each of its directors and executive officers, including the Reporting Person. Subject to certain exceptions, the Indemnification Agreement provides that the Issuer will indemnify each of its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Issuer’s directors or officers or any other company or enterprise to which the person provides services at the Issuer’s request. The foregoing description of the Indemnification Agreement is a summary only and is qualified by reference to such description and the full text of the Indemnification Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In his capacity as a member of the Issuer’s board of directors, the Reporting Person may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Equity Incentive Plan (the “Option Plan”), which became effective upon the Closing. The terms and provisions of the Option Plan are described in the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 20, 2021 and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference. Prior to the consummation of the Business Combination, the Reporting Person’s options to purchase Shapeways’ common stock issued pursuant to Shapeways 2010 Stock Plan were assumed and converted into options to purchase the Issuer’s Common Stock under the 2010 Stock Plan. The terms and provisions of the 2010 Stock Plan are described in the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 20, 2021 and the full text of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Galileo Founders Holdings, L.P., in the capacity as the Purchaser Representative thereunder, Shapeways, Inc., and Fortis Advisors LLC, in the capacity as the Seller Representative thereunder (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 5, 2021 (SEC File No. 001-39092) and incorporated herein by reference).

Exhibit 2	Form of Lock-Up Agreement, dated as of April 28, 2021, by and between Shapeways, Inc. and the shareholder of Shapeways party thereto (filed as Exhibit 10.6 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 5, 2021 (SEC File No. 001-39092) and incorporated herein by reference).

Exhibit 3	Form of Indemnification Agreement (filed as Exhibit 10.23 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 5, 2021 (SEC File No. 001-39092) and incorporated herein by reference).

Exhibit 4	Shapeways Holdings, Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.18 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 5, 2021 (SEC File No. 001-39092) and incorporated herein by reference).

Exhibit 5	Shapeways, Inc. 2010 Stock Plan, as amended (incorporated by reference to Exhibit 10.17.4 to Shapeways Holdings, Inc.’s Current Report on Form 8-K (File No. 001-39092), filed with the SEC on October 5, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2021

/s/ Jennifer Walsh
Name: Jennifer Walsh